UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Eric P. Endy, 11 Quail Valley Street, Las Vegas, Nevada 89148, (702) 384-2425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only). Eric P. Endy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,413,925(1)

	9.	Sole Dispositive Power 491,914

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,413,925(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.9%

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 3,922,011 shares held by Elisabeth Carrette. See Item 5 below for a detailed description of the amount and nature of shares of GPIC beneficially owned by Mr. Endy.

This Amendment No. 6 to Schedule 13D amends and restates the Schedule 13D originally filed by Eric P. Endy with the Securities and Exchange Commission, as subsequently amended, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein.  This Amendment reports, among other things, (a) the cashless exercise of stock options and the open market sales by Mr. Endy pursuant to a Rule 10b5-1 sales plan and otherwise since the date Amendment No. 5 was filed on February 23, 2005, and (b) the existence of a group between Mr. Endy and Elisabeth Carretté.  Pursuant to Rule 13d-1(k)(2), each of Mr. Endy and Mrs. Carretté are filing individually, and the information herein concerning Mrs. Carretté reflects Mr. Endy’s knowledge of such information.

ITEM 1.          SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Gaming Partners International Corporation, or GPIC.  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

ITEM 2.          IDENTITY AND BACKGROUND

(a)           Eric P. Endy(2)

(b)           11 Quail Valley Street

                Las Vegas, Nevada 89148

(c)           Director of and consultant to GPIC

(d)                                 During the last five years, Mr. Endy has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, Mr. Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)                                    Mr. Endy is a citizen of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From March 1, 2005 through October 30, 2005, Mr. Endy made a cashless exercise (i.e., exercise and immediate sale of underlying shares through broker) of options granted to him under GPIC’s 1994 Long-Term Incentive Plan, or LTIP, with respect to the number of shares of GPIC and on the dates as set forth below:

Date	No. of Shares	Exercise Price	Purchase Price
04/25/2005	10,000	$8.0625	$80,625.00
05/18/2005	5,000	$8.0625	$40,312.50
05/19/2005	2,600	$8.0625	$20,962.50
05/20/2005	1,656	$8.0625	$13,351.50
05/23/2005	744	$8.0625	$5,998.50

(2)                                  Mr. Endy is the sole trustee and beneficiary of The Paul S. Endy, Jr. Living Trust, or the Endy Trust, and has included in this Schedule 13D all of the shares of GPIC common stock held by the Endy Trust in the total amount of shares beneficially owned by him. As such, Mr. Endy has not named the Endy Trust as a separate reporting person in this Schedule 13D.

ITEM 4.          PURPOSE OF TRANSACTION

Mr. Endy, directly and indirectly through The Paul S. Endy, Jr. Living Trust (the “Endy Trust”), sold a total of 290,912 shares of GPIC common stock in a series of transactions from March 1, 2005 through September 16, 2005, including the sale of 20,000 shares with respect to the cashless exercise of options as described in Item 3 above.

Mr. Endy initially acquired most of the shares of GPIC common stock beneficially owned by him upon the death of his father on April 10, 1999, at which time he became the sole trustee and beneficiary of the Endy Trust which was the then principal stockholder of GPIC.  Subsequently, Mr. Endy acquired 73,000 shares as a result of the exercise of a stock option granted to him under the LTIP.

Mr. Endy, as a director of GPIC, established a plan(s) under Rule 10b5-1 of the Securities Exchange Act, or the Exchange Act, providing for the periodic selling pursuant to Rule 144 of shares of GPIC common stock.  Mr. Endy established this plan as part of his individual long-term strategy for asset diversification and liquidity, as well as to pay trust and personal expenses.  In the future, Mr. Endy may determine to dispose, directly or indirectly, of some or all of his beneficial holdings of GPIC common stock from time to time, whether pursuant to a Rule 10b5-1 plan, charitable gifts or otherwise.  Mr. Endy may also determine to acquire, directly or indirectly, additional shares from time to time in open market or private transactions.  Mr. Endy may increase or decrease his beneficial holdings of GPIC common stock on such terms and at such times as he may decide, subject to any applicable securities law restorations.

Except as described in this Schedule 13D and in his role as a director of and consultant to GPIC, neither Mr. Endy nor the Endy Trust has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of GPIC, or the disposition of securities of GPIC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GPIC or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of GPIC or any of its subsidiaries; (d) any change in the present board of directors or management of GPIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of GPIC; (f) any other material change in GPIC’s business or corporate structure; (g) changes in GPIC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of GPIC by any person; (h) causing a class of securities of GPIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of GPIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)—(b)

	Eric P. Endy (excluding Elisabeth Carretté shares)		Elisabeth Carretté (excluding Endy P. Endy shares)(2)	Eric P. Endy (including Elisabeth Carretté shares as a Group)
Amount beneficially owned:	491,914	(1)	3,922,011	4,413,925
Percent of class(3):	6.2%		49.8%	55.9%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0		0	0
Shared power to vote or to direct the vote:	491,914	(1)	3,922,011	4,413,925
Sole power to dispose or to direct the disposition of:	491,914	(1)	3,922,011	4,413,925
Shared power to dispose or to direct the disposition of:	0		0	0

(1)                                  Mr. Endy beneficially owns his shares of GPIC common stock as follows:

The Endy Trust	396,559
Eric P. Endy	44,355
Hsiao Chin Endy (Spouse)	6,000
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
Currently exercisable stock options	27,000
491,914

Mr. Endy was granted an option under the LTIP to purchase 100,000 shares of GPIC common stock at $8.0625 per share.  At this time, the option is fully vested and exercisable as 27,000 shares.  The option, as to the remaining 73,000 shares, was previously exercised over a period of time by Mr. Endy.

(2)                                  To the knowledge of Mr. Endy based upon public filings made by Mrs. Carretté and other information available to him, Mrs. Caretté beneficially owns her shares of GPIC common stock as follows:

Holding Wilson, S.A.	3,900,330
Estate of Francois Carretté	15,741
Elisabeth Caretté	345
Currently exercisable stock options and anti-dilution warrants	5,595
3,922,011

On September 12, 2002, Mr. Caretté was granted an option under GPIC’s 1994 Directors Stock Option Plan (“DSOP”) to purchase 6,000 shares of GPIC common stock at $3.40 per share.  At the time of Mr. Caretté’s death on December 27, 2004, the option as to 4,000 shares was vested and the option as to the remaining shares was terminated.  Mrs. Caretté has until December 27, 2007 to exercise the vested portion of the option.  On January 27, 2005, Mrs. Caretté was granted an option under the DSOP to purchase 6,000 shares of GPIC at $12.81 per share.  As of the date hereof, the option has not vested as to any shares.  In addition, Mrs. Caretté, directly and indirectly, holds a total of 191,799 anti-dilution warrants, of which  a total of 1,595 shares are currently exercisable.

(3)                                  The percentages reflect the percentage share ownership based on 7,870,400 shares of GPIC common stock outstanding as of October 30, 2005.

As a result of the relationship described below, Mr. Endy acknowledges the existence of a group consisting of himself and Mrs. Carretté within the meaning of Section 13(d)(3) of the Exchange Act.

GPIC (formerly known as Paul-Son Gaming Corporation) entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the “Combination Agreement”) with Gaming Partners International SAS (formerly known as Etablissements Bourgogne et Grasset), or GPI-SAS.  GPIC and GPI-SAS completed the transactions contemplated under the Combination Agreement on September 12, 2002.  At the closing, the businesses of GPIC, GPI-SAS, and GPI-SAS’s wholly-owned subsidiary, The Bud Jones Company, Inc., or Bud Jones, were combined, with GPI-SAS and Bud Jones becoming wholly-owned subsidiaries of GPIC.  On December 31, 2002, Bud Jones merged into GPI-USA, which was a wholly-owned subsidiary of GPIC and GPI-USA was the surviving entity.

As a part of the combination transaction, Mr. Endy, the Endy Trust (including the other Endy family trusts) and the then GPI-SAS stockholders entered into a stock purchase agreement dated April 11, 2002, or the Stock Purchase Agreement.  Pursuant to the Stock Purchase Agreement, Mr. Endy and the Endy Trust (including the other Endy family trusts) agreed to vote all shares of GPIC common stock which they are entitled to vote, in the manner directed by Holding Wilson, S.A. (GPI-SAS’s then controlling stockholder) at any and all meetings of the stockholders of GPIC with respect to the election and removal of directors for a period of five years after the date of the closing of the combination.  Holding Wilson S.A. and Francois Carretté (or his successor), the controlling stockholder of Holding Wilson S.A., each agreed to vote all shares of GPIC common stock which they are entitled to vote in favor of the election of Eric P. Endy as director (or if Mr. Endy is unable to serve, a replacement designated by the Endy Trust) for a period of five years after the closing of the combination.  Mr. Carretté died on December 24, 2004, and was survived by his spouse, Elisabeth Carretté.  The Stock Purchase Agreement also provides the former stockholders of GPI-SAS with a right of first refusal to purchase any shares which Mr. Endy or the Endy Trust desire to sell.  Mrs. Carretté beneficially owns an aggregate of approximately 3,922,011 shares (including 4,000 and 1,595 shares underlying currently exercisable options and antidilution warrants, respectively), constituting approximately 49.8% of the outstanding shares of GPIC common stock.

Although Mrs. Carretté and Mr. Endy previously disclaimed group status in their prior Schedule 13D filings, in evaluating whether GPIC qualified for the “controlled company” exemption under the Nasdaq rules, Mrs. Carretté and Mr. Endy, at the request of the board of directors, reassessed whether a group exists between them after Mrs. Carretté’s holdings dropped below 50% of the outstanding shares of GPIC.  In order for a group to exist for Nasdaq purposes, the stockholders must have publicly filed a Schedule 13D or other notice reporting that they are acting as a group.  Under Rule 13d-5(b)(1), a group is deemed to exist when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.  As the voting agreement and first right of refusal relate to the voting and holding of GPIC’s equity securities, and based on reported cases and SEC interpretations with respect to Section 13(d), the Mrs. Carretté and Mr. Endy concluded that a group does exist between them.  Although Mr. Endy acknowledges the existence of a group between him and Mrs. Carretté within the meaning of Section 13(d)(3), Mr. Endy expressly disclaims beneficial ownership of the shares beneficially owned by Mrs. Carretté, Holding Wilson S.A. or any former GPI-SAS stockholder as he has no pecuniary interest in such shares.

(c)           Between March 1, 2005 and September 16, 2005, Mr. Endy sold a total of 290,912 shares of GPIC common stock in open market transactions.  The date, number of shares sold and the respective sales price per share are set forth on Schedule A attached hereto.

(d)           No person other than the record owner of such shares of GPIC’s common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of GPIC’s common stock; provided, however, that an unfiled lien applies against all of the assets of the Endy Trust, including, without limitation, its shares of GPIC’s common stock, in favor of the U.S. Internal Revenue Service (“IRS”) for estate taxes due.  The unfiled IRS lien does not prohibit the Endy Trust from selling its shares of GPIC’s common stock to a third party for fair value.  Upon such sale, the unfiled IRS lien attaches to the proceeds from the sale of the shares of GPIC’s common stock as a replacement for the lien against the original shares of stock.

(e)           Not applicable

ITEM 6.                             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Combination Agreement and the Stock Purchase Agreement are described in Item 5 above.  The summary descriptions of the Combination Agreement and the Stock Purchase Agreement in this Schedule 13D are qualified in their entirety by reference to the full text of the Combination Agreement and the Stock Purchase Agreement which are incorporated herein by reference as Exhibits 2.1 and 2.2., respectively.  Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of GPIC.

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS

2.1                    Agreement and Plan of Exchange and Stock Purchase dated as of April 11, 2002 and amended as of May 13, 2002, between Paul-Son Gaming Corporation and Etablissements Bourgogne et Grasset S.A. (Incorporated by reference to Annex A to Paul-Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2                    Stock Purchase Agreement among Eric P. Endy, The Paul S. Endy Jr. Living Trust, the other Endy Family Trusts and the B&G Stockholders dated April 11, 2002 (Incorporated by reference to Annex D to Paul-Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 8, 2005	/s/ Eric P. Endy
Eric P. Endy, an individual

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Person	Date	No. of Shares	Price Per Share
Endy Trust	03/01/2005	5,000	$16.75
Endy Trust	03/01/2005	5,000	$16.50
Endy Trust	03/01/2005	5,000	$16.25
Endy Trust	03/01/2005	2,248	$16.00
Eric P. Endy	03/01/2005	10,000	$16.00
Eric P. Endy	03/01/2005	10,000	$15.75
Eric P. Endy	03/01/2005	5,000	$15.50
Eric P. Endy	03/01/2005	5,000	$15.25
Endy Trust	04/22/2005	6,000	$16.00
Endy Trust	04/25/2005	5,000	$16.20
Endy Trust	04/25/2005	5,000	$17.20
Endy Trust	04/25/2005	2,000	$17.40
Eric P. Endy	04/25/2005	10,000	$16.40-$17.00
Endy Trust	04/26/2005	2,000	$17.60
Endy Trust	04/26/2005	2,000	$17.80
Endy Trust	04/29/2005	5,000	$18.00
Eric P. Endy	05/06/2005	4,000	$17.40
Eric P. Endy	05/10/2005	244	$17.60
Eric P. Endy	05/11/2005	1,487	$17.60
Eric P. Endy	05/12/2005	369	$17.60
Eric P. Endy	05/13/2005	3,900	$17.80
Eric P. Endy	05/13/2005	4,000	$18.20
Eric P. Endy	05/13/2005	4,000	$18.40
Eric P. Endy	05/13/2005	2,000	$18.60
Endy Trust	05/13/2005	7,000	$17.80
Endy Trust	05/13/2005	8,000	$18.00
Eric P. Endy	05/18/2005	5,000	$18.7038
Endy Trust	05/18/2005	20,100	$18.7526
Eric P. Endy	05/23/2005	744	$17.8254
Endy Trust	05/23/2005	2,500	$17.596
Endy Trust	05/24/2005	5,400	$17.5493
Endy Trust	08/17/2005	3,365	$20.50
Endy Trust	08/17/2005	100	$20.34
Endy Trust	08/17/2005	200	$20.33
Endy Trust	08/17/2005	200	$20.31
Endy Trust	08/17/2005	100	$20.26
Endy Trust	08/17/2005	250	$20.25
Endy Trust	08/17/2005	1,000	$20.24
Endy Trust	08/17/2005	2,700	$20.22
Endy Trust	08/17/2005	1,100	$20.17
Endy Trust	08/17/2005	573	$20.05
Endy Trust	08/17/2005	1,927	$20.03
Endy Trust	08/18/2005	775	$19.62
Endy Trust	08/18/2005	100	$19.57
Endy Trust	08/18/2005	100	$19.56
Endy Trust	08/18/2005	800	$19.55
Endy Trust	08/18/2005	500	$19.51

Person	Date	No. of Shares	Price Per Share
Endy Trust	08/18/2005	2,493	$19.49
Endy Trust	08/18/2005	1,500	$19.40
Endy Trust	08/18/2005	100	$19.34
Endy Trust	08/18/2005	900	$19.32
Endy Trust	08/18/2005	42	$19.31
Endy Trust	08/18/2005	3,558	$19.30
Endy Trust	08/18/2005	2,200	$19.29
Endy Trust	08/18/2005	200	$19.28
Endy Trust	08/18/2005	434	$19.19
Endy Trust	08/22/2005	100	$19.74
Endy Trust	08/22/2005	100	$19.69
Endy Trust	08/22/2005	100	$19.30
Endy Trust	08/22/2005	100	$19.22
Endy Trust	08/22/2005	1,000	$19.19
Endy Trust	08/22/2005	200	$19.18
Endy Trust	08/22/2005	300	$19.16
Endy Trust	08/22/2005	37	$19.15
Endy Trust	08/22/2005	300	$19.14
Endy Trust	08/22/2005	200	$19.13
Endy Trust	08/22/2005	300	$19.12
Endy Trust	08/22/2005	3,500	$19.00
Endy Trust	08/23/2005	100	$19.04
Endy Trust	08/23/2005	600	$19.03
Endy Trust	08/23/2005	300	$19.02
Endy Trust	08/23/2005	500	$19.01
Endy Trust	08/23/2005	200	$18.91
Endy Trust	08/23/2005	1,700	$18.89
Endy Trust	08/23/2005	500	$18.88
Endy Trust	08/23/2005	100	$18.84
Endy Trust	08/23/2005	100	$18.82
Endy Trust	08/23/2005	400	$18.80
Endy Trust	08/23/2005	200	$18.75
Endy Trust	08/23/2005	100	$18.66
Endy Trust	08/23/2005	978	$18.65
Endy Trust	08/23/2005	1,000	$18.64
Endy Trust	08/26/2005	100	$19.09
Endy Trust	08/26/2005	3,100	$19.11
Endy Trust	08/26/2005	200	$19.12
Endy Trust	08/26/2005	300	$19.18
Endy Trust	08/31/2005	100	$19.52
Endy Trust	08/31/2005	200	$19.51
Endy Trust	08/31/2005	5,800	$19.50
Endy Trust	08/31/2005	300	$19.48
Endy Trust	08/31/2005	102	$19.45
Endy Trust	09/06/2005	1,000	$18.55
Endy Trust	09/06/2005	100	$18.56
Endy Trust	09/06/2005	2,000	$18.57
Endy Trust	09/06/2005	300	$18.58
Endy Trust	09/06/2005	300	$18.59
Endy Trust	09/06/2005	300	$18.61

Person	Date	No. of Shares	Price Per Share
Endy Trust	09/06/2005	92	$18.62
Endy Trust	09/06/2005	1	$18.67
Endy Trust	09/06/2005	802	$18.68
Endy Trust	09/06/2005	486	$18.70
Endy Trust	09/06/2005	100	$18.71
Endy Trust	09/06/2005	400	$18.78
Endy Trust	09/06/2005	100	$18.79
Endy Trust	09/06/2005	99	$18.81
Endy Trust	09/06/2005	99	$18.82
Endy Trust	09/06/2005	300	$18.83
Endy Trust	09/06/2005	249	$18.85
Endy Trust	09/06/2005	400	$18.99
Endy Trust	09/06/2005	400	$19.00
Endy Trust	09/07/2005	1,100	$18.55
Endy Trust	09/07/2005	300	$18.56
Endy Trust	09/07/2005	400	$18.58
Endy Trust	09/07/2005	1,866	$18.60
Endy Trust	09/07/2005	1,500	$18.61
Endy Trust	09/07/2005	1,700	$18.65
Endy Trust	09/07/2005	3,900	$18.66
Endy Trust	09/07/2005	2,900	$18.70
Endy Trust	09/07/2005	100	$18.72
Endy Trust	09/07/2005	800	$18.75
Endy Trust	09/07/2005	635	$18.80
Endy Trust	09/07/2005	350	$18.85
Endy Trust	09/07/2005	400	$18.86
Endy Trust	09/07/2005	200	$18.88
Endy Trust	09/07/2005	300	$18.98
Endy Trust	09/07/2005	3,600	$18.99
Endy Trust	09/07/2005	2,500	$19.00
Endy Trust	09/07/2005	100	$19.01
Endy Trust	09/07/2005	2,300	$19.02
Endy Trust	09/08/2005	900	$18.40
Endy Trust	09/08/2005	1,000	$18.41
Endy Trust	09/08/2005	980	$18.50
Endy Trust	09/08/2005	200	$18.51
Endy Trust	09/08/2005	500	$18.53
Endy Trust	09/12/2005	200	$18.40
Endy Trust	09/12/2005	328	$18.41
Endy Trust	09/12/2005	570	$18.42
Endy Trust	09/12/2005	900	$18.43
Endy Trust	09/12/2005	200	$18.46
Endy Trust	09/12/2005	300	$18.55
Endy Trust	09/12/2005	202	$18.56
Endy Trust	09/13/2005	1,901	$18.10
Endy Trust	09/13/2005	350	$18.12
Endy Trust	09/13/2005	100	$18.13
Endy Trust	09/13/2005	1,000	$18.14
Endy Trust	09/13/2005	1,300	$18.16
Endy Trust	09/13/2005	600	$18.17

Person	Date	No. of Shares	Price Per Share
Endy Trust	09/13/2005	299	$18.18
Endy Trust	09/13/2005	299	$18.19
Endy Trust	09/13/2005	400	$18.20
Endy Trust	09/13/2005	1,800	$18.24
Endy Trust	09/13/2005	600	$18.29
Endy Trust	09/13/2005	100	$18.30
Endy Trust	09/13/2005	500	$18.32
Endy Trust	09/13/2005	300	$18.36
Endy Trust	09/13/2005	300	$18.37
Endy Trust	09/13/2005	1,100	$18.40
Endy Trust	09/13/2005	2,300	$18.41
Endy Trust	09/15/2005	500	$17.11
Endy Trust	09/15/2005	700	$17.12
Endy Trust	09/15/2005	100	$17.13
Endy Trust	09/15/2005	2,100	$17.15
Endy Trust	09/15/2005	900	$17.25
Endy Trust	09/15/2005	700	$17.28
Endy Trust	09/15/2005	1,752	$17.30
Endy Trust	09/15/2005	8,900	$17.31
Endy Trust	09/15/2005	8,248	$17.32
Endy Trust	09/15/2005	1,000	$17.35
Endy Trust	09/15/2005	1,100	$17.67
Endy Trust	09/15/2005	700	$17.68
Endy Trust	09/15/2005	94	$17.70
Endy Trust	09/15/2005	4,500	$17.71
Endy Trust	09/15/2005	400	$17.72
Endy Trust	09/15/2005	100	$17.92
Endy Trust	09/15/2005	100	$17.93
Endy Trust	09/15/2005	600	$17.99
Endy Trust	09/15/2005	1,300	$18.00
Endy Trust	09/15/2005	100	$18.01
Endy Trust	09/15/2005	184	$18.02
Endy Trust	09/15/2005	500	$18.15
Endy Trust	09/16/2005	800	$17.00
Endy Trust	09/16/2005	2,000	$17.01
Endy Trust	09/16/2005	100	$17.02
		290,912